HellerEhrman

March 12, 2004

04024142

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Main 852.2292.2000
Fax 852.2292.2200

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 05 2004 WASH. D.C. 158

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-3869

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of Interim Results for the six months ended September 30, 2003, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on December 19, 2003; and

(2) The Company's Interim Report for the six months ended September 30, 2003, dated December 18, 2003.

dlw 4/8

HellerEhrman

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited

h:\dlai\adr\19087\0001\36sec.doc

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003 which have been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30.9.2003 (Unaudited) HK$'000	30.9.2002 (Unaudited) (Restated) HK$'000
Turnover		150,069	146,770
Cost of sales		(125,108)	(123,950)
Gross profit		24,961	22,820
Other operating income		1,912	3,469
Selling and distribution costs		(6,290)	(4,707)
Administrative expenses		(12,963)	(15,161)
Gain on disposal of investments in trading securities		3,297	–
Unrealised gain (loss) on investments in trading securities		26,118	(8,125)
Profit (loss) from operations	4	37,035	(1,704)
Finance costs		(1,921)	(39)
Profit (loss) before taxation		35,114	(1,743)
Taxation	5	(487)	(271)
Net profit (loss) for the period		34,627	(2,014)
Earnings (loss) per share	7		
Basic		HK3.32 cents	(HK0.19 cent)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and

Six months ended 30th September, 2002 (Unaudited):

	Liquid Crystal Display HK$'000	Others HK$'000	Total HK$'000
Turnover			
External sales	136,162	10,608	146,770
Result			
Segment result	5,530	431	5,961
Dividend income			1,184
Interest income			1,179
Unrealised loss on investments in trading securities			(8,125)
Unallocated overheads			(1,903)
Loss from operations			(1,704)
Finance costs	(39)	–	(39)
Loss before taxation			(1,743)
Taxation			(271)
Loss for the period			(2,014)

4. **PROFIT (LOSS) FROM OPERATIONS**

Profit (loss) from operations has been arrived at after charging (crediting):

	Six months ended 30.9.2003 (Unaudited) HK$'000	30.9.2002 (Unaudited) HK$'000
Depreciation	11,877	8,196
Interest income	(12)	(1,179)

5. **TAXATION**

	Six months ended 30.9.2003 (Unaudited) HK$'000	30.9.2002 (Unaudited) HK$'000
The tax charge comprises:		
Current tax:		
Hong Kong Profits Tax	104	–
Income tax in the People's Republic of China (the "PRC")	–	282

11. **CAPITAL COMMITMENTS**

	30.9.2003 (Unaudited) HK$'000	31.3.2003 (Unaudited) HK$'000
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	2,126	2,396

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations and Prospect

The Group recorded a turnover of HK$150.1 million for the six month period ended 30th September, 2003, including rental income of HK$7.2 million from the investment properties acquired in the November 2002. Excluding the investment property holding business, the Group's turnover decreased by HK$3.9 million and its gross profit ratio dropped from 15.5% to 12.4% as a result of the decrease in selling prices of our LCD products.

The investment properties provided the Group with a stable source of income. During the period, the Group received HK$7.2 million rental income while HK$1.5 million interest was incurred on the related bank loan directly financing the acquisition of the investment property.

The Group reported a profit before taxation of HK$35.1 million for the period. HK$29.4 million of the profit came from the unrealized and realized gain on investments in securities trading which provided us with a satisfactory return. This affirms that the Group made the right decision on our investment in securities.

Sales for LCD modules was low in the period under review since the development time involved were much longer than our LCD business. More products are being developed and we expect that sales of LCD modules would grow significantly in 2004. In order to satisfy the needs of our customers, we would continue to upgrade our manufacturing capability for STN and LCD modules so as to produce high-volume, high-quality STN as well as LCD modules. To match with our increasing production capability, more orders were received through our agents and we expect that sales of LCD and LCD modules in various overseas markets would gradually increase in the coming year

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in trading securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except as described below.

Income Taxes

In the current interim period, the Group has adopted SSAP No. 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP No. 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 No. 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP No. 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As a result of this change in policy, the opening balance on accumulated loss at 1st April, 2003 has been increased by HK$635,000 (the accumulated profit at 1st April, 2002 has been reduced by HK$49,000). The profit for the six months ended 30th September, 2003 has been reduced by HK$383,000 (the loss for the six months ended 30th September, 2002 has been decreased by HK$11,000).

3. BUSINESS SEGMENTS

The Group's primary format for reporting segment information is business segment.

Six months ended 30th September, 2003 (Unaudited):

	Liquid Crystal Display HK$'000	Investment property holding HK$'000	Others HK$'000	Total HK$'000
Turnover				
External sales	133,819	–	9,005	142,824
Rental income	–	7,245	–	7,245
	133,819	7,245	9,005	150,069
Result				
Segment result	2,724	7,224	(1,051)	8,897
Dividend income				1,251
Interest income				12
Gain on disposal of investments in trading securities				3,297
Unrealised gain on investments in trading securities				26,118
Unallocated overheads				(2,540)
Profit from operations				37,035
Finance costs	(466)	(1,455)	–	(1,921)
Profit before taxation				35,114
Taxation				(487)
Profit for the period				34,627

Current tax:		
Hong Kong Profits Tax	104	–
Income tax in the People's Republic of China (the "PRC")	–	282
	104	282
Deferred tax charge (credit):		
Current year	324	(11)
Attributable to change in tax rate in Hong Kong	59	–
	383	(11)
	487	271

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balance at 30th September, 2003.

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for the period.

During the six months ended 30th September, 2002, the PRC income tax was calculated at the rate prevailing in the relevant jurisdiction.

6. DIVIDENDS

The directors do not recommend the payment of an interim dividend for the period.

7. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share is based on the following data:

	Six months ended 30.9.2003 (Unaudited) HK$'000	Six months ended 30.9.2002 (Unaudited) (Restated) HK$'000
Earnings (loss) for the purposes of basic earnings (loss) per share	34,627	(2,014)
	'000	'000
Number of ordinary shares for the purposes of basic earnings (loss) per share	1,043,564	1,043,564

No diluted earnings (loss) per share has been presented for both periods as there were no potential dilutive ordinary shares in issue.

8. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30th September, 2003, the Group spent approximately HK$34,636,000 (HK$18,418,000 for the six months ended 30th September, 2002) on the additions to property, plant and equipment to expand its operations.

9. INVESTMENT PROPERTIES

At 30th September, 2003, the directors have considered the carrying amounts of the Group's investment properties at revalued amounts and have estimated that the carrying amounts do not differ significantly from those which would be determined using fair values at the balance sheet date. Consequently, no revaluation surplus or deficit has been recognised in the current period.

10. RELATED PARTY TRANSACTIONS

During the six months ended 30th September, 2002, the Group purchased materials of HK$394,000 from Cando Corporation ("Cando"), a former substantial shareholder of the Company. The transactions were carried out at market price. Cando disposed of its entire interests in the Company during the year ended 31st March, 2003.

The Group had no significant related party transactions during the six months ended 30th September, 2003.

capability for STN and LCD modules so as to produce high-volume, high-quality STN as well as LCD modules. To match with our increasing production capability, more orders were received through our agents and we expect that sales of LCD and LCD modules in various overseas markets would gradually increase in the coming year.

Employment and remuneration policy

The remuneration package for the Group's employees is structured by reference to market terms and industry's practice. Discretionary bonus and other performance reward are based on the financial performance of the Group and the performance of individual staff. Staff benefit plans maintained by the Group include mandatory and voluntary provident fund scheme and medical insurance.

Liquidity and financial resources

The Group's working capital as at 30th September, 2003 amounted to HK$172.1 million despite the fact that we had acquired HK$34.6 million property, plant and equipment

As at 30th September, 2003, the Group had total assets of HK$609.9 million which were financed by liabilities of HK$235.6 million and shareholders' equity of HK$374.3 million.

The Group had banking facilities amounted to HK$261 million of which HK$177 million were utilized; HK$119 million related to a loan which was secured by the investment property. Other bank loans were not secured by any assets of the Group.

The Group's current ratio as a ratio of current assets to current liabilities, was 2.90 (31st March, 2003: 2.26). The gearing ratio, as a ratio of bank borrowings to networth, was 47.2% (31st March, 2003: 46.9%).

The Group did not have any material exposure to fluctuation in exchange rates.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company has not compiled with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of securities of the Company or by any of its subsidiaries during the six months ended 30th September, 2003.

PUBLICATION OF INTERIM REPORT ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 18th December, 2003

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

中期業績

億都(國際控股)有限公司(「本公司」)董事會公佈本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核綜合業績。該業績已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零三年九月三十日止六個月(未經審核) 千港元	截至二零零二年九月三十日止六個月(未經審核)(重列) 千港元
營業額		150,069	146,770
銷售成本		(125,108)	(123,950)
毛利		24,961	22,820
其他經營收入		1,912	3,469
銷售及分銷成本		(6,290)	(4,707)
行政支出		(12,963)	(15,161)
出售投資買賣證券之收益		3,297	—
投資買賣證券之未變現收益(虧損)		26,118	(8,125)
經營溢利(虧損)	4	37,035	(1,704)
融資成本		(1,921)	(39)
除稅前溢利(虧損)		35,114	(1,743)
稅項	5	(487)	(271)
期內溢利(虧損)		34,627	(2,014)
每股盈利(虧損)	7		
基本		3.32港仙	(0.19港仙)

簡明財務報表附註

1. **編製基準**

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

2. **主要會計政策**

本簡明財務報表乃根據歷史成本慣例而編製,並已就重估投資物業及投資買賣證券作出修訂。

所採用之會計政策與本集團截至二零零三年三月三十一日止年度之全年財務報表所採用者相符,惟下文所述者除外。

所得稅

中期報告期內,本集團已採納會計實務準則第12號(經修訂)「所得稅」。實施會計實務準則第12號(經修訂)之主要影響乃涉及遞延稅項。於過往年度,本公司已使用收益表負債法提撥部份撥備(即除卻該等預期於可見將來不可撤回之時差以外,因時差產生之負債均予以確認)。會計實務準則第12號(經修訂)要求採用資產負債表債務法,除有限之例外情況外,遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之間所有暫時性差別予以確認。在會計實務準則第12號(經修訂)並無任何指明過渡性安排之情況下,此新會計政策已被追溯應用。因此,二零零二年之比較數字已予重列。基於此項政策上之改變,於二零零三年四月一日累計虧損之期初結餘增加635,000港元(二[illegible]

於二零零三年六月,香港利得稅率自二零零三/二零零四年評稅年度起由16%調高至17.5%。稅率增加之影響已於二零零三年九月三十日之本期及遞延稅項之計算結果內反映。

香港利得稅乃按本期間之估計應課稅溢利之17.5%計算。

於截至二零零二年九月三十日止六個月內,中國利得稅乃按有關司法權區之現行稅率計算。

6. **股息**

董事不建議派付本期間之中期股息。

7. **每股盈利(虧損)**

每股基本盈利(虧損)乃根據下列數據計算:

	截至二零零三年九月三十日止六個月(未經審核) 千港元	截至二零零二年九月三十日止六個月(未經審核)(重列) 千港元
用以計算每股基本盈利(虧損)之盈利(虧損)	34,627	(2,014)
	千股	千股
用以計算每股基本盈利(虧損)之普通股數目	1,043,564	1,043,564

由於並無已發行之潛在攤薄普通股,故並無呈列兩期間之每股攤薄盈利(虧損)。

8. **添置物業、廠房及設備**

於截至二零零三年九月三十日止六個月內,本集團耗資約34,636,000港元(截至二零零二年九月三十日止六個月為18,418,000港元)添置物業、廠房及設備以擴展其業務。

9. **投資物業**

於二零零三年九月三十日,董事已按重估金額考慮本集團投資物業之賬面值,並估計賬面值與結算日以公平值釐定之賬面值將並無重大差別。因此,於本期間並無確認重估盈餘或虧損。

10. **關連人士交易**

截至二零零二年九月三十日止六個月期內,本集團向本公司之前主要股東劍度股份有限公司(「劍度」)購入394,000港元之物料。此等交易已按市價進行。劍度已於截至二零零三年三月三十一日止年度內將其於本公司之權益全部出售。

截至二零零三年九月三十日止六個月內,本集團並無重大之關連人士交易。

11. **資本承擔**

	二零零三年九月三十日(未經審核) 千港元	二零零三年三月三十一日(經審核) 千港元
已訂約但並無在財務報表撥備之購買廠房及機器之資本開支	2,126	2,396

管理層討論及分析

零零二年四月一日之累計溢利減少49,000港元）。截至二零零三年九月三十日止六個月之溢利減少383,000港元（截至二零零二年九月三十日止六個月之虧損減少11,000港元）。

3. **業務分類**

本集團分類資料之主要呈報分式為業務分類。

截至二零零三年九月三十日止六個月（未經審核）：

	液晶體顯示屏 千港元	持有投資物業 千港元	其他 千港元	總計 千港元
營業額				
對外銷售	133,819	–	9,005	142,824
租金收入	–	7,245	–	7,245
	133,819	7,245	9,005	150,069
業績				
分類業績	2,724	7,224	(1,051)	8,897
股息收入				1,251
利息收入				12
出售投資買賣證券之收益				3,297
投資買賣證券之未變現收益				26,118
未分配間接成本				(2,540)
經營溢利				37,035
財務成本	(466)	(1,455)	–	(1,921)
除稅前溢利				35,114
稅項				(487)
期內溢利				34,627

截至二零零二年九月三十日止六個月（未經審核）：

	液晶顯示屏 千港元	其他 千港元	總計 千港元
營業額			
對外銷售	136,162	10,608	146,770
業績			
分類業績	5,530	431	5,961
股息收入			1,184
利息收入			1,179
投資買賣證券之未變現虧損			(8,125)
未分配間接成本			(1,903)
經營虧損			(1,704)
財務成本	(39)	–	(39)
除稅前虧損			(1,743)
稅項			(271)
期內虧損			(2,014)

4. **經營溢利（虧損）**

經營溢利（虧損）經扣除（計入）下列各項：

	截至二零零三年九月三十日止六個月（未經審核） 千港元	截至二零零二年九月三十日止六個月（未經審核） 千港元
折舊	11,877	8,196
利息收入	(12)	(1,179)

5. **稅項**

	截至二零零三年九月三十日止六個月（未經審核） 千港元	截至二零零二年九月三十日止六個月（未經審核） 千港元
稅項已扣除下列各項：		
本期稅項：		
香港利得稅	104	–
中華人民共和國（「中國」）所得稅	–	282
	104	282
遞延稅項已扣除（計入）：		
本年度	324	(11)
香港稅率轉變之影響	59	–
	383	(11)
	487	271

管理層討論及分析

業務回顧及前景

本集團於截至二零零三年九月三十日止六個月錄得營業額150,100,000港元，包括二零零二年十一月收購之投資物業所產生之租金收入7,200,000港元。不計投資物業控股業務，由於本集團之液晶顯示器產品售價下跌，本集團之營業額減少3,900,000港元，其毛利率由15.5%跌至12.4%。

投資物業為本集團提供一個穩定之收入來源。期內，本集團收到租金收入7,200,000港元，而收購投資物業之直接融資之有關銀行貸款則產生1,500,000港元利息。

期內，本集團錄得除稅前溢利35,100,000港元。29,400,000港元溢利來自投資買賣證券之未變現及已變現收益，是項收益令本集團獲得令人滿意之回報。此舉是本集團在證券投資方面的正確決定。

由於液晶體顯示器模組涉及之開發時間較本集團之液晶體顯示器業務更長，故於回顧期內，液晶體顯示器模組之銷量偏低。由於現時已開發得更多產品，本集團預期液晶體顯示器模組之銷量會於二零零四年大幅彈升。為滿足本集團之客戶需要，本集團會繼續提升本集團STN及液晶體顯示器模組之生產能力，冀以製造高質量之STN及液晶體顯示器模組。為符合本集團之生產力益增，本集團已透過其代理接獲更多訂單。本集團預期液晶體顯示器及液晶體顯示器模組之銷量於來年在多個海外市場會漸見增長。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制及自願性公積金計劃及醫療保險。

流動資金及資本來源

於二零零三年九月三十日，儘管本集團購得34,600,000港元之物業、廠房及設備，本集團之營運資金為172,100,000港元。

於二零零三年九月三十日，本集團持有之總資產609,900,000港元乃由負債235,600,000港元及股東資金374,300,000港元融資。

本集團持有銀行信貸261,000,000港元，其中177,000,000港元經已動用；而有關一項貸款之119,000,000港元則用作購買物業。其他銀行貸款並無本集團之任何資產作抵押。

本集團之速動比率（即流動資產與流動負債比率）為2.90（二零零三年三月三十一日：2.26）。負債比率（即銀行借款與資產淨值之比率）達47.2%（二零零三年三月三十一日：46.9%）。

本集團並無面對任何重大匯率波動風險。

遵守最佳應用守則

本公司各董事均不知悉任何資料可合理顯示本公司並未遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無指定委任年期而須根據本公司之公司細則於股東週年大會上輪值退任及重選連任除外。

買賣及購回上市證券

於截至二零零三年九月三十日止六個月，本公司或其任何附屬公司並無買賣或贖回其證券。

於聯交所網站刊登中期業績

詳細之業績將於適當時於聯交所網站上刊登，當中包括上市規則附錄16第46(1)至46(6)段規定刊載之所有資料。

承董事會命
公司秘書
林錦祥

香港，二零零三年十二月十八日

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)


Interim Report

For the six months ended 30th September, 2003

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2003 which have been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	
		30.9.2003	30.9.2002
		(Unaudited)	(Unaudited)
			(Restated)
	Notes	***HK$'000***	*HK$'000*
Turnover		**150,069**	146,770
Cost of sales		**(125,108)**	(123,950)
Gross profit		**24,961**	22,820
Other operating income		**1,912**	3,469
Selling and distribution costs		**(6,290)**	(4,707)
Administrative expenses		**(12,963)**	(15,161)
Gain on disposal of investments in trading securities		**3,297**	–
Unrealised gain (loss) on investments in trading securities		**26,118**	(8,125)
Profit (loss) from operations	4	**37,035**	(1,704)
Finance costs		**(1,921)**	(39)
Profit (loss) before taxation		**35,114**	(1,743)
Taxation	5	**(487)**	(271)
Net profit (loss) for the period		**34,627**	(2,014)
Earnings (loss) per share	7		
Basic		**HK3.32 cents**	(HK0.19 cent)

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30TH SEPTEMBER, 2003

	Notes	**30.9.2003 (Unaudited) HK$'000**	31.3.2003 (Audited) (Restated) HK$'000
Non-current assets			
Property, plant and equipment	8	**151,085**	128,389
Investment properties	9	**193,000**	193,000
Club debentures		**1,459**	1,459
Deposits for acquisition of plant and equipment		**1,850**	3,328
		347,394	326,176
Current assets			
Inventories		**73,387**	72,311
Trade and other receivables	10	**85,251**	71,216
Bills receivable		**3,602**	1,716
Investments in trading securities		**86,801**	65,582
Bank balances and cash		**13,454**	15,959
		262,495	226,784
Current liabilities			
Trade and other payables	11	**57,031**	52,777
Bills payable		**707**	987
Taxation payable		**104**	–
Bank borrowings – due within one year	12	**32,531**	46,151
		90,373	99,915
Net current assets		**172,122**	126,869
Total assets less current liabilities		**519,516**	453,045
Non-current liabilities			
Bank borrowings – due after one year	12	**144,216**	112,755
Deferred taxation		**1,018**	635
		145,234	113,390
		374,282	339,655
Capital and reserves			
Share capital		**208,713**	208,713
Reserves		**165,569**	130,942
		374,282	339,655

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

	Share capital	Share premium	Capital reserve	Capital redemption reserve	Accumulated (loss) profit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2002 (Audited)						
– as originally stated	208,713	147,303	2,125	1,347	3,278	362,766
– prior period adjustment *(Note 2)*	–	–	–	–	(49)	(49)
– as restated	208,713	147,303	2,125	1,347	3,229	362,717
Loss for the period	–	–	–	–	(2,014)	(2,014)
At 30th September, 2002 and 1st October, 2002 (Unaudited and restated)	208,713	147,303	2,125	1,347	1,215	360,703
Loss for the period	–	–	–	–	(21,048)	(21,048)
At 31st March, 2003 and 1st April, 2003 (Audited and restated)	208,713	147,303	2,125	1,347	(19,833)	339,655
Profit for the period	–	–	–	–	34,627	34,627
At 30th September, 2003 (Unaudited)	208,713	147,303	2,125	1,347	14,794	374,282

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

	Six months ended	
	30.9.2003	30.9.2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from (used in) operating activities	**4,699**	(5,419)
Net cash used in investing activities	**(23,124)**	(94,955)
Net cash generated from (used in) financing activities	**16,195**	(1,717)
Net decrease in cash and cash equivalents	**(2,230)**	(102,091)
Cash and cash equivalents at beginning of the period	**15,684**	175,664
Cash and cash equivalents at end of the period, represented by bank balances and cash	**13,454**	73,573

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in trading securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2003, except as described below.

Income Taxes

In the current interim period, the Group has adopted SSAP No. 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP No. 12 (Revised) is in relation to deferred tax. In previous periods, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP No. 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP No. 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As a result of this change in policy, the opening balance on accumulated loss at 1st April, 2003 has been increased by HK$635,000 (the accumulated profit at 1st April, 2002 has been reduced by HK$49,000). The profit for the six months ended 30th September, 2003 has been reduced by HK$383,000 (the loss for the six months ended 30th September, 2002 has been decreased by HK$11,000).

3. **BUSINESS SEGMENTS**

The Group's primary format for reporting segment information is business segment.

Six months ended 30th September, 2003 (Unaudited):

	Liquid Crystal Display *HK$'000*	Investment property holding *HK$'000*	Others *HK$'000*	Total *HK$'000*
Turnover				
External sales	133,819	–	9,005	142,824
Rental income	–	7,245	–	7,245
	133,819	7,245	9,005	150,069
Result				
Segment result	2,724	7,224	(1,051)	8,897
Dividend income				1,251
Interest income				12
Gain on disposal of investments in trading securities				3,297
Unrealised gain on investments in trading securities				26,118
Unallocated overheads				(2,540)
Profit from operations				37,035
Finance costs	(466)	(1,455)	–	(1,921)
Profit before taxation				35,114
Taxation				(487)
Profit for the period				34,627

3. BUSINESS SEGMENTS *(continued)*

Six months ended 30th September, 2002 (Unaudited):

	Liquid Crystal Display *HK$'000*	Others *HK$'000*	Total *HK$'000*
Turnover			
External sales	136,162	10,608	146,770
Result			
Segment result	5,530	431	5,961
Dividend income			1,184
Interest income			1,179
Unrealised loss on investments in trading securities			(8,125)
Unallocated overheads			(1,903)
Loss from operations			(1,704)
Finance costs	(39)	–	(39)
Loss before taxation			(1,743)
Taxation			(271)
Loss for the period			(2,014)

4. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2003	30.9.2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**11,877**	8,196
Interest income	**(12)**	(1,179)

5. TAXATION

	Six months ended 30.9.2003 (Unaudited) *HK$'000*	30.9.2002 (Unaudited) *HK$'000*
The tax charge comprises:		
Current tax:		
Hong Kong Profits Tax	**104**	–
Income tax in the People's Republic of China (the "PRC")	**–**	282
	104	282
Deferred tax charge (credit):		
Current year	**324**	(11)
Attributable to change in tax rate in Hong Kong	**59**	–
	383	(11)
	487	271

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balance at 30th September, 2003.

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profit for the period.

During the six months ended 30th September, 2002, the PRC income tax was calculated at the rate prevailing in the relevant jurisdiction.

6. DIVIDENDS

The directors do not recommend the payment of an interim dividend for the period.

7. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share is based on the following data:

	Six months ended	
	30.9.2003	30.9.2002
	(Unaudited)	(Unaudited) (Restated)
	HK$'000	*HK$'000*
Earnings (loss) for the purposes of basic earnings (loss) per share	**34,627**	(2,014)
	'000	*'000*
Number of ordinary shares for the purposes of basic earnings (loss) per share	**1,043,564**	1,043,564

No diluted earnings (loss) per share has been presented for both periods as there were no potential dilutive ordinary shares in issue.

8. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30th September, 2003, the Group spent approximately HK$34,636,000 (HK$18,418,000 for the six months ended 30th September, 2002) on the additions to property, plant and equipment to expand its operations.

9. INVESTMENT PROPERTIES

At 30th September, 2003, the directors have considered the carrying amounts of the Group's investment properties at revalued amounts and have estimated that the carrying amounts do not differ significantly from those which would be determined using fair values at the balance sheet date. Consequently, no revaluation surplus or deficit has been recognised in the current period.

10. TRADE RECEIVABLES AND OTHER RECEIVABLES

The Group allows a credit period of 30 – 90 days to its trade customers.

The following is an aged analysis of trade receivables at the reporting date:

	30.9.2003	31.3.2003
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Up to 30 days	**46,406**	35,894
31 – 60 days	**17,093**	13,363
61 – 90 days	**7,165**	7,415
91 – 120 days	**2,184**	559
Over 120 days	**3,008**	4,378
	75,856	61,609
Other receivables	**9,395**	9,607
	85,251	71,216

11. TRADE PAYABLES AND OTHER PAYABLES

The following is an aged analysis of trade payables at the reporting date:

	30.9.2003	31.3.2003
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Up to 30 days	**21,797**	9,640
31 – 60 days	**4,947**	7,851
61 – 90 days	**1,042**	2,139
91 – 120 days	**1,590**	1,085
Over 120 days	**2,609**	1,808
	31,985	22,523
Other payables	**25,046**	30,254
	57,031	52,777

12. BANK BORROWINGS

During the period, the Group obtained a new bank loan amounting to HK$50 million. The loan bears interest at the prevailing market rate and is repayable by 20 equal quarterly instalments of HK$2,500,000 each. The proceeds were used to finance capital expenditure and working capital requirement.

13. RELATED PARTY TRANSACTIONS

During the six months ended 30th September, 2002, the Group purchased materials of HK$394,000 from Cando Corporation ("Cando"), a former substantial shareholder of the Company. The transactions were carried out at market price. Cando disposed of its entire interests in the Company during the year ended 31st March, 2003.

The Group had no significant related party transactions during the six months ended 30th September, 2003.

14. CAPITAL COMMITMENTS

	30.9.2003	30.9.2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	**2,126**	2,396

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Tel : (852) 2852 1600
Fax : (852) 2541 1911
mail@deloitte.com.hk
www.deloitte.com

電話 :(852) 2852 1600
傳真 :(852) 2541 1911
mail@deloitte.com.hk
www.deloitte.com

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF
YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2003.

Hong Kong, 18th December, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations and Prospect

The Group recorded a turnover of HK$150.1 million for the six month period ended 30th September, 2003, including rental income of HK$7.2 million from the investment properties acquired in the November 2002. Excluding the investment property holding business, the Group's turnover decreased by HK$3.9 million and its gross profit ratio dropped from 15.5% to 12.4% as a result of the decrease in selling prices of our LCD products.

The investment properties provided the Group with a stable source of income. During the period, the Group received HK$7.2 million rental income while HK$1.5 million interest was incurred on the related bank loan directly financing the acquisition of the investment property.

The Group reported a profit before taxation of HK$35.1 million for the period. HK$29.4 million of the profit came from the unrealized and realized gain on investments in securities trading which provided us with a satisfactory return. This affirms that the Group made the right decision on our investment in securities.

Sales for LCD modules was low in the period under review since the development time involved were much longer than our LCD business. More products are being developed and we expect that sales of LCD modules would grow significantly in 2004. In order to satisfy the needs of our customers, we would continue to upgrade our manufacturing capability for STN and LCD modules so as to produce high-volume, high-quality STN as well as LCD modules. To match with our increasing production capability, more orders were received through our agents and we expect that sales of LCD and LCD modules in various overseas markets would gradually increase in the coming year.

Employment and remuneration policy

The remuneration package for the Group's employees is structured by reference to market terms and industry's practice. Discretionary bonus and other performance reward are based on the financial performance of the Group and the performance of individual staff. Staff benefit plans maintained by the Group include mandatory and voluntary provident fund scheme and medical insurance.

Liquidity and financial resources

The Group's working capital as at 30th September, 2003 amounted to HK$172.1 million despite the fact that we had acquired HK$34.6 million property, plant and equipment

As at 30th September, 2003, the Group had total assets of HK$609.9 million which were financed by liabilities of HK$235.6 million and shareholders' equity of HK$374.3 million.

The Group had banking facilities amounted to HK$261 million of which HK$177 million were utilized; HK$119 million related to a loan which was secured by the investment property. Other bank loans were not secured by any assets of the Group.

The Group's current ratio as a ratio of current assets to current liabilities, was 2.90 (31st March, 2003: 2.26). The gearing ratio, as a ratio of bank borrowings to networth, was 47.2% (31st March, 2003: 46.9%).

The Group did not have any material exposure to fluctuation in exchange rates.

DIRECTORS' INTERESTS IN SECURITIES

Shares

At 30th September, 2003, the interests of the directors in the securities of the Company (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company pursuant to section 352 of the SFO or as notified to the Company were as follows:

	Number of shares and nature of interests	
	Personal Interests	**Corporate Interests**
Mr. Fang Hung, Kenneth	20,130,000	697,692,368 *(Note)*
Mr. Li Kwok Wai, Frankie	17,006,013	697,692,368 *(Note)*

Note: These shares are held by Antrix Investment Limited, a company controlled by Mr. Fang Hung, Kenneth and Mr. Li Kwok Wai, Frankie.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2003, the following shareholder held an interest of 5% or more in the issued share capital of the Company which is required to be recorded in register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO.

Name of shareholder	Number of shares held	Percentage of issued shares
Liu Chong Hing Bank Limited	57,600,000	5.52%

Save as disclosed above and other than the interests disclosed in respect of directors above, as at 30th September, 2003, the Company was not notified by any persons who had an interest of 5% or more in the issued share capital of the Company which is required to be recorded under Section 336 of the SFO.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company has not compiled with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of securities of the Company or by any of its subsidiaries during the six months ended 30th September, 2003.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 18th December, 2003

億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）


中期報告

截至二零零三年九月三十日止六個月

億都(國際控股)有限公司(「本公司」)董事會公佈本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核綜合業績。該業績已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零三年九月三十日止六個月(未經審核)千港元	截至二零零二年九月三十日止六個月(未經審核)(重列)千港元
營業額		**150,069**	146,770
銷售成本		**(125,108)**	(123,950)
毛利		**24,961**	22,820
其他經營收入		**1,912**	3,469
銷售及分銷成本		**(6,290)**	(4,707)
行政支出		**(12,963)**	(15,161)
出售投資買賣證券之收益		**3,297**	—
投資買賣證券之未變現收益(虧損)		**26,118**	(8,125)
經營溢利(虧損)	4	**37,035**	(1,704)
融資成本		**(1,921)**	(39)
除税前溢利(虧損)		**35,114**	(1,743)
税項	5	**(487)**	(271)
期內溢利(虧損)		**34,627**	(2,014)
每股盈利(虧損)	7		
基本		**3.32港仙**	(0.19港仙)

簡明綜合資產負債表

二零零三年九月三十日

	附註	二零零三年 九月三十日 (未經審核) 千港元	二零零三年 三月三十一日 (經審核) (重列) 千港元
非流動資產			
物業、廠房及設備	8	**151,085**	128,389
投資物業	9	**193,000**	193,000
會籍債券		**1,459**	1,459
收購廠房及機器之訂金		**1,850**	3,328
		347,394	326,176
流動資產			
存貨		**73,387**	72,311
貿易應收款項及其他應收款項	10	**85,251**	71,216
應收票據		**3,602**	1,716
投資買賣證券		**86,801**	65,582
銀行結存及現金		**13,454**	15,959
		262,495	226,784
流動負債			
貿易應付款項及其他應付款項	11	**57,031**	52,777
應付票據		**707**	987
應付稅項		**104**	—
一年內到期之銀行借款	12	**32,531**	46,151
		90,373	99,915
流動資產淨值		**172,122**	126,869
總資產及流動負債		**519,516**	453,045
非流動負債			
一年後到期之銀行借款	12	**144,216**	112,755
遞延稅項		**1,018**	635
		145,234	113,390
		374,282	339,655
資本及儲備			
股本		**208,713**	208,713
儲備		**165,569**	130,942
		374,282	339,655

簡明綜合股本變動表

截至二零零三年九月三十日止六個月

	股本	股份溢價	資本儲備	資本贖回儲備	累積(虧損)溢利	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年四月一日（經審核）						
－原本呈列	208,713	147,303	2,125	1,347	3,278	362,766
－前期調整（*附註2*）	–	–	–	–	(49)	(49)
－重列	208,713	147,303	2,125	1,347	3,229	362,717
期內虧損	–	–	–	–	(2,014)	(2,014)
於二零零二年九月三十日及二零零二年十月一日（未經審核及重列）	208,713	147,303	2,125	1,347	1,215	360,703
期內虧損	–	–	–	–	(21,048)	(21,048)
於二零零三年三月三十一日及二零零三年四月一日（經審核及重列）	208,713	147,303	2,125	1,347	(19,833)	339,655
期內溢利	–	–	–	–	34,627	34,627
於二零零三年九月三十日（未經審核）	208,713	147,303	2,125	1,347	14,794	374,282

簡明綜合現金流量表

截至二零零三年九月三十日止六個月

	截至二零零三年九月三十日止六個月（未經審核）千港元	截至二零零二年九月三十日止六個月（未經審核）千港元
經營業務所得（消耗）之現金淨額	**4,699**	(5,419)
投資業務消耗之現金淨額	**(23,124)**	(94,955)
融資業務所得（消耗）之現金淨額	**16,195**	(1,717)
現金及現金等值項目之減少淨額	**(2,230)**	(102,091)
期初之現金及現金等值項目	**15,684**	175,664
期終之現金及現金等值項目（指銀行結存及現金）	**13,454**	73,573

簡明財務報表附註

1. 編製基準

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

2. 主要會計政策

本簡明財務報表乃根據歷史成本慣例而編製，並已就重估投資物業及投資買賣證券作出修訂。

所採用之會計政策與本集團截至二零零三年三月三十一日止年度之全年財務報表所採用者相符，惟下文所述者除外。

所得税

中期報告期內，本集團已採納會計實務準則第12號(經修訂)「所得税」。實施會計實務準則第12號(經修訂)之主要影響乃涉及遞延税項。於過往年度，本公司已使用收益表負債法提撥部份撥備(即除卻該等預期於可見將來不可撤回之時差以外，因時差產生之負債均予以確認)。會計實務準則第12號(經修訂)要求採用資產負債表債務法，除有限之例外情況外，遞延税項乃就財務報表內資產及負債賬面值與計算應課税溢利所使用之相應税務基礎兩者之間所有暫時性差別予以確認。在會計實務準則第12號(經修訂)並無任何指明過渡性安排之情況下，此新會計政策已被追溯應用。因此，二零零二年之比較數字已予重列。基於此項政策上之改變，於二零零三年四月一日累計虧損之期初結餘增加635,000港元(二零零二年四月一日之累計溢利減少49,000港元)。截至二零零三年九月三十日止六個月之溢利減少383,000港元(截至二零零二年九月三十日止六個月之虧損減少11,000港元)。

3. 業務分類

本集團分類資料之主要呈報分式為業務分類。

截至二零零三年九月三十日止六個月(未經審核)：

	液晶體顯示屏	持有投資物業	其他	總計
	千港元	*千港元*	*千港元*	*千港元*
營業額				
對外銷售	133,819	–	9,005	142,824
租金收入	–	7,245	–	7,245
	133,819	7,245	9,005	150,069
業績				
分類業績	2,724	7,224	(1,051)	8,897
股息收入				1,251
利息收入				12
出售投資買賣證券之收益				3,297
投資買賣證券之未變現收益				26,118
未分配間接成本				(2,540)
經營溢利				37,035
財務成本	(466)	(1,455)	–	(1,921)
除税前溢利				35,114
税項				(487)
期內溢利				34,627

3. **業務分類**(*續*)

截至二零零二年九月三十日止六個月(未經審核):

	液晶顯示屏 *千港元*	其他 *千港元*	總計 *千港元*
營業額			
對外銷售	136,162	10,608	146,770
業績			
分類業績	5,530	431	5,961
股息收入			1,184
利息收入			1,179
投資買賣證券之未變現虧損			(8,125)
未分配間接成本			(1,903)
經營虧損			(1,704)
財務成本	(39)	–	(39)
除税前虧損			(1,743)
税項			(271)
期內虧損			(2,014)

4. **經營溢利(虧損)**

經營溢利(虧損)經扣除(計入)下列各項:

	截至 二零零三年 九月三十日 止六個月 (未經審核) ***千港元***	截至 二零零二年 九月三十日 止六個月 (未經審核) *千港元*
折舊	**11,877**	8,196
利息收入	**(12)**	(1,179)

5. **稅項**

	截至二零零三年九月三十日止六個月(未經審核) *千港元*	截至二零零二年九月三十日止六個月(未經審核) *千港元*
稅項已扣除下列各項：		
本期稅項：		
香港利得稅	**104**	–
中華人民共和國(「中國」)所得稅	**–**	282
	104	282
遞延稅項已扣除(計入)：		
本年度	**324**	(11)
香港稅率轉變之影響	**59**	–
	383	(11)
	487	271

於二零零三年六月，香港利得稅率自二零零三／二零零四年評稅年度起由16%調高至17.5%。稅率增加之影響已於二零零三年九月三十日之本期及遞延稅項之計算結果內反映。

香港利得稅乃按本期間之估計應課稅溢利之17.5%計算。

於截至二零零二年九月三十日止六個月內，中國利得稅乃按有關司法權區之現行稅率計算。

6. **股息**

董事不建議派付本期間之中期股息。

7. 每股盈利(虧損)

每股基本盈利(虧損)乃根據下列數據計算：

	截至二零零三年九月三十日止六個月(未經審核) *千港元*	截至二零零二年九月三十日止六個月(未經審核)(重列) *千港元*
用以計算每股基本盈利(虧損)之盈利(虧損)	**34,627**	(2,014)
	千股	千股
用以計算每股基本盈利(虧損)之普通股數目	**1,043,564**	1,043,564

由於並無已發行之潛在攤薄普通股，故並無呈列兩期間之每股攤薄盈利(虧損)。

8. 添置物業、廠房及設備

於截至二零零三年九月三十日止六個月內， 本集團耗資約34,636,000港元(截至二零零二年九月三十日止六個月為18,418,000港元)添置物業、廠房及設備以擴展其業務。

9. 投資物業

於二零零三年九月三十日， 董事已按重估金額考慮本集團投資物業之賬面值，並估計賬面值與結算日以公平值釐定之賬面值將並無重大差別。因此， 於本期間並無確認重估盈餘或虧損。

10. 應收貿易款項及其他應收款項

本集團給予其貿易客戶30至90天之信貸期。

於申報日期之貿易應收款項之賬齡分析如下：

	二零零三年九月三十日(未經審核) *千港元*	二零零三年三月三十一日(經審核) *千港元*
30天內	**46,406**	35,894
31至60天	**17,093**	13,363
61至90天	**7,165**	7,415
91至120天	**2,184**	559
120天以上	**3,008**	4,378
	75,856	61,609
其他應收款項	**9,395**	9,607
	85,251	71,216

11. 貿易應付款項及其他應收款項

於申報日期之貿易應付款項之賬齡分析如下：

	二零零三年 九月三十日 (未經審核) 千港元	二零零三年 三月三十一日 (經審核) 千港元
30天內	**21,797**	9,640
31至60天	**4,947**	7,851
61至90天	**1,042**	2,139
91至120天	**1,590**	1,085
120天以上	**2,609**	1,808
	31,985	22,523
其他應付款項	**25,046**	30,254
	57,031	52,777

12. 銀行借款

期內，本集團獲得50,000,000港元之新銀行貸款，按現行之市場息率計息，並須分期於20個季度內等額償還，每期還款2,500,000港元。所得款項乃用作支付資本開支及營運資金所須。

13. 關連人士交易

截至二零零二年九月三十日止六個月期內， 本集團向本公司之前主要股東劍度股份有限公司(「劍度」)購入394,000港元之物料。此等交易已按市價進行。劍度已於截至二零零三年三月三十一日止年度內將其於本公司之權益全部出售。

截至二零零三年九月三十日止六個月內，本集團並無重大之關連人士交易。

14. 資本承擔

	二零零三年 九月三十日 (未經審核) 千港元	二零零二年 九月三十日 (未經審核) 千港元
已訂約但並無在財務報表撥備之購買廠房及機器之資本開支	**2,126**	2,396

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Tel : (852) 2852 1600
Fax : (852) 2541 1911
mail@deloitte.com.hk
www.deloitte.com

電話 :(852) 2852 1600
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致億都(國際控股)有限公司董事會
之獨立審閱報告

緒言

本行謹根據　貴公司指示審閱載於第1至10頁之中期財政報告。

董事之責任

根據香港聯合交易所有限公司證券上市規則規定，中期財政報告須遵照香港會計師公會頒佈之會計實務準則第25號「中期財政報告」及相關條文編製。董事須對中期財政報告負責，本中期財政報告亦已獲　貴公司董事批准。

本行之責任乃根據本行之審閱結果，對中期財務報告提出獨立意見，並按照與本行協定之聘用條款，只向作為法人團體的　閣下報告。除此以外，本報告不可作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔法律責任。

所進行之審閱工作

本行按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」進行審閱工作。審閱範圍主要包括向管理層作出查詢及應用分析程序對中期財政報告進行審閱，並據此(除另有披露者外)評估所採用之會計政策及呈列方式是否貫徹應用。審閱並不包括諸如控制測試及核實資產、負債及交易等審核程序。故其範疇遠遜於審核工作，因此提供之保證範圍亦較審核工作所提供者為少。有鑑於此，本行不會對中期財政報告表達有關審核方面之意見。

審閱結論

根據本行進行之審閱工作(並不構成審核)，本行並不知悉須對截至二零零三年九月三十日止六個月之中期財政報告作出任何重大修訂。

香港，二零零三年十二月十八日

管理層討論及分析

業務回顧及前景

本集團於截至二零零三年九月三十日止六個月錄得營業額150,100,000港元，包括二零零二年十一月收購之投資物業所產生之租金收入7,200,000港元。不計投資物業控股業務，由於本集團之液晶顯示器產品售價下跌，本集團之營業額減少3,900,000港元，其毛利率由15.5%跌至12.4%。

投資物業為本集團提供一個穩定之收入來源。期內，本集團收到租金收入7,200,000港元，而收購投資物業之直接融資之有關銀行貸款則產生1,500,000港元利息。

期內，本集團錄得除税前溢利35,100,000港元。29,400,000港元溢利來自投資買賣證券之未變現及已變現收益，是項收益令本集團獲得令人滿意之回報。此舉是本集團在證券投資方面的正確決定。

由於液晶體顯示器模組涉及之開發時間較本集團之液晶體顯示器業務更長，故於回顧期內，液晶體顯示器模組之銷量偏低。由於現時已開發得更多產品，本集團預期液晶體顯示器模組之銷量會於二零零四年大幅彈升。為滿足本集團之客戶需要，本集團會繼續提升本集團STN及液晶體顯示器模組之生產能力，冀以製造高質量之STN及液晶體顯示器模組。為符合本集團之生產力益增，本集團已透過其代理接獲更多訂單。本集團預期液晶體顯示器及液晶體顯示器模組之銷量於來年在多個海外市場會漸見增長。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制及自願性公積金計劃及醫療保險。

流動資金及資本來源

於二零零三年九月三十日，儘管本集團購得34,600,000港元之物業、廠房及設備，本集團之營運資金為172,100,000港元。

於二零零三年九月三十日，本集團持有之總資產609,900,000港元乃由負債235,600,000港元及股東資金374,300,000港元融資。

本集團持有銀行信貸261,000,000港元，其中177,000,000港元經已動用；而有關一項貸款之119,000,000港元則用作購買物業。其他銀行貸款並無本集團之任何資產作抵押。

本集團之流動比率（即流動資產與流動負債比率）為2.90（二零零三年三月三十一日：2.26）。負債比率（即銀行借款與資產淨值之比率）達47.2%（二零零三年三月三十一日：46.9%）。

本集團並無面對任何重大匯率波動風險。

董事之證券權益

股份

於二零零三年九月三十日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條而存置之登記冊所示，或本公司所獲知會，本公司各董事所佔本公司（定義見證券及期貨條例）證券之權益如下：

	所持普通股數目及權益性質	
	個人權益	公司權益
方　鏗先生	20,130,000	697,692,368 *(附註)*
李國偉先生	17,006,013	697,692,368 *(附註)*

附註：該等股份由方鏗先生及李國偉先生控制之公司Antrix Investment Limited持有。

主要股東

於二零零三年九月三十日，按本公司根據證券及期貨條例第336條所存置之主要股東登記冊所示，下列股東持有本公司已發行股本5%或以上之權益：

股東姓名	所持股份數目	佔已發行股份之百份比
廖創興銀行有限公司	57,600,000	5.52%

除上文所披露者，以及上文所披露之董事權益外，於二零零三年九月三十日，本公司並不知悉有任何人士於本公司已發行股本中擁有5%或以上之權益，而須根據證券及期貨條例第336條登記。

遵守最佳應用守則

本公司各董事均不知悉任何資料可合理顯示本公司並未遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無指定委任年期而須根據本公司之公司細則於股東週年大會上輪值退任及重選連任除外。

買賣及購回上市證券

於截至二零零三年九月三十日止六個月，本公司或其任何附屬公司並無買賣或贖回其證券。

承董事會命
公司秘書
林錦祥

香港，二零零三年十二月十八日